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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.       General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [ ]      Merger

         [X]      Liquidation

         [ ]      Abandonment of Registration

                  (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]      Election of status as a Business Development Company
                  (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: A.G. Series Trust (formerly AGA Series Trust and WNL Series Trust)

3.       Securities and Exchange Commission File No.:  811-8912


4.       Is this an initial Form N-8F or an amendment to a previously filed
         Form N-8F?

         [ ]      Initial Application                [X]      Amendment


5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 2929 Allen Parkway, Houston Texas 77019

6. Name, address and a telephone number of individual the Commission staff should contact with any questions regarding this form:

                  Peter Davidson
                  2929 Allen Parkway, Suite A40-04
                  Houston, Texas 77019
                  Telephone: (713) 831-4954
                  Facsimile: (713) 831-1106

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                  Tony S. Fernandes, Assistant Director of Fund Administration

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                  State Street Bank and Trust Company
                  1776 Heritage Drive
                  North Quincy, MA 02171
                  Telephone: (617) 662-2965


         Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.       Classification of fund (check only one):

         [X]      Management company;

         [ ]      Unit investment trust; or

         [ ]      Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [X]      Open-end          [ ]      Closed-end

10.      State law under which the fund was organized or forward
         (e.g., Delaware, Massachusetts):  Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                  Adviser:          A.G. Investment Advisory Services, Inc.
                                    (formerly, AGA Investment Advisory Services,
                                    Inc. WNL Investment Advisory Services, Inc.)
                                    2929 Allen Parkway
                                    Houston, Texas 77019


                  Sub-advisers:     Credit Suisse Asset Management
                                    One Citicorp Center
                                    153 East 53rd Street
                                    New York, New York 10022

                                    Credit Suisse Asset Management, Ltd.
                                    Beaufort House
                                    15 St. Botolph Street
                                    London, England

                                    OpCap Advisors
                                    One World Financial Center
                                    200 Liberty Street
                                    New York, New York 10281

                                    State Street Global Advisors
                                    Two International Place
                                    Boston, Massachusetts 02110

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                                    Van Kampen Asset Management Inc.
                                    One Parkview Plaza
                                    Oakbrook Terrace, Illinois 60181

                                    Salomon Brothers Asset Management, Inc.
                                    7 World Trade Center
                                    New York, New York 10048

                                    BlackRock Financial Management
                                    345 Park Avenue
                                    New York, New York 10154


12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: Not Applicable

13.      If the fund is a unit investment trust ("UIT") provide:

         (a)      Depositor's name(s) and address(es):

         (b)      Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [X]  Yes        [ ]  No

         If Yes, for each UIT state:

                  Name(s): A.G. Separate Account A (formerly AGA Separate Account A and WNL Separate Account A)

                  File No.:  811-08862

                  Business Address: 2929 Allen Parkway, Houston, Texas 77019

15.      (a)      Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]  Yes        [ ]  No

                  If Yes, state the date on which the board vote took place:
                  April 19, 1999

                  If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ ]  Yes        [X]  No

                  If Yes, state the date on which the shareholder vote took place:

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                  If No, explain:


                  No shareholder vote was required because an SEC Order under Sections 26(b) and 17(b) of the Investment Company Act of 1940, dated December 21, 1999, allowed for the substitution of shares of the fund pursuant to a vote of the fund's board of directors.


II.      Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X]  Yes        [ ]  No

         (a) If Yes, list the date(s) on which the fund made those distributions: December 23, 1999

         (b)  Were the distributions made on the basis of net assets?

              [X]  Yes        [ ]  No

         (c)  Were the distributions made pro rata based on share ownership?

              [X]  Yes        [ ]  No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e)  Liquidations only:
              Were any distributions to shareholders made in kind?

              [X]  Yes        [ ]  No


              If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: 100% of the liquidated shares were owned by A.G. Separate Account A, an affiliate of A.G. Series Trust.


17.      Closed-end funds only:
         Has the fund issued senior securities?

         [ ]  Yes        [ ]  No

         If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.      Has the fund distributed all of its assets to the fund's shareholders?

         [X]  Yes        [ ]  No

         If No,
         (a)  How many shareholders does the fund have as of the date this form
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              is filed?

         (b) Describe the relationship of each remaining shareholders to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ]  Yes        [X]  No

         If Yes, described briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         If yes,
         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)  Why has the fund retained the remaining assets?

         (c)  Will the remaining assets be invested in securities?

              [ ]  Yes        [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ]  Yes        [X]  No

         If Yes,
         (a)  Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      Information About Event(s) Leading to Request For Deregistration


22.      (a)  List the expenses incurred in connection with the Merger or
              Liquidation:

              (i)   Legal expenses:  $7,500.00

              (ii)  Accounting expenses:  $20,930.00

              (iii) Other expenses (list and identify separately):

                       Administrative:  $28,700.00


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              (iv) Total expenses (sum of lines (i) - (iii) above):  $57, 130.00


         (b)  How were those expenses allocated?  N/A

         (c)  Who paid those expenses?  All expenses in connection with the liquidation were paid by American
                                        General Annuity Insurance Company.

         (d)  How did the fund pay for unamortized expenses (if any)?  N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [ ]  Yes        [X]  No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


         Notice: November 29, 1999. Rel. No. IC-24178; File No. 812-11686
         Order: December 21, 1999. Rel. No. IC-24216; File No. 812-11686


V.       Conclusion of Fund Business

24.      Is the fund a party to any litigation or administrative proceeding?

         [ ]  Yes        [X]  No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation?

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]  Yes        [X]  No

         If Yes, describe the nature and extent of those activities:

VI.      Mergers Only

26.      (a)      State the name of the fund surviving the Merger:

         (b) State the Investment Company Act file number of the fund surviving the Merger: 811-_________

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to
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                  this form.

                                  VERIFICATION

         The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of A.G. Series Trust, (ii) he or she is the Vice President and Assistant Secretary of A.G. Series Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N.-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

                                          /s/ NORI L. GABERT
                                          --------------------------------------
                                          Nori L. Gabert
                                          Vice President and Assistant Secretary